NEWS RELEASE

Silver Reserves and Resources Rise Sharply at
Guanacevi Mine Project, Durango, Mexico

March 28, 2006, - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and EJD: FSE) announces a sharp rise in silver reserves and resources at its Guanacevi Mines Project in Durango, Mexico.

Proven and probable mineral reserves rose from nil in 2005 to 3,481,200 oz silver (3,792,588 oz Ag equivalents) in 2006. Inferred mineral resources jumped 178% to 10,655,500 oz silver (12,005,200 oz Ag equivalents) in 2006 compared to 3,839,000 oz silver in 2005.

Range Consulting Group (“Range”) was retained by Endeavour to complete a review of mineral reserves and resources for the Porvenir Mine (North Porvenir and El Porvenir properties combined), Porvenir Dos and Deep Santa Cruz mineralized zones. Their technical report entitled “Mineral Resource and Reserve Estimate, Guanacevi Project, Durango, Mexico” is authored by Eric Olson, MAusIMM, who is an independent Qualified Person under the definition by National Instrument 43-101. The draft report was prepared in compliance with N.I. 43-101, has been reviewed by Endeavour, and will be finalized and filed on Sedar on or before March 31, 2006.

The mineral reserves were estimated by Range by the manual method using Endeavour drill hole and underground sample data to March 15, 2006 as follows:

Porvenir Mine Reserves

		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(opt)
Zone 1
Proven	18,403	426	0.64	252,100	379	470	278,251
Probable	26,293	425	0.63	359,300	533	468	396,077
Proven and Probable	44,696	425	0.63	611,400	912	468	674,328

Zones 2 and 3
Proven	75,793	645	0.93	1,571,700	2,266	701	1,707,660
Probable	63,386	637	0.92	1,298,100	1,875	692	1,410,600
Proven and Probable	139,179	641	0.93	2,869,800	4,141	697	3,118,260

All Zones Combined
Proven	94,196	602	0.87	1,823,800	2,645	656	1,985,911
Probable	89,679	575	0.83	1,657,400	2,408	627	1,806,677
Proven and Probable	183,875	589	0.85	3,481,200	5,053	642	3,792,588

Reserves are based on a $7.00 silver price, a $427 gold price, minimum mining width of 1.0 m, mine extraction rate of 87%, mine dilution of 10% at 70 gpt silver, and cutoff grades of 404 gpt Ag for zone 1 and 353 gpt Ag for zones 2 and 3. Silver equivalents are calculated as silver oz plus gold oz multiplied by the equivalence ratio (69 for zone 1 and 60 for zones 2 and 3). The equivalence ratio is calculated as the silver recovery/gold recovery multiplied by the silver net smelter return/gold net smelter return. Net smelter return is the payable value minus the costs of freight, smelting, refining and royalties.

The mineral resources are in addition to the reserves and were estimated by the polygonal method using drill hole data that met the minimum geologic width and cutoff grade as follows:

Porvenir Mine Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Classification	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(opt)

Zone 1	197,677	411	0.99	2,612,100	6,292	479	3,046,250
Zones 2 & 3	194,898	369	0.62	2,312,200	3,885	412	2,545,300
All Zones Combined	392,575	390	0.81	4,924,300	10,177	446	5,591,550

Porvenir Dos Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(opt)

Santa Cruz	170,017	407	0.84	2,224,700	4,592	458	2,504,800
Conglomerate	40,115	474	0.73	611,300	942	519	668,760
All Zones Combined	210,132	420	0.82	2,836,000	5,534	477	3,173,560

Deep Santa Cruz Inferred Resources

		Silver	Gold	Silver	Gold	Ag Equivalent
Vein	Tonnes	(gpt)	(gpt)	Oz	Oz	(gpt)	(opt)
Shell A	18,879	653	0.59	396,400	358	689	418,240
Shell B	74,237	572	1.21	1,365,200	2,888	646	1,541,370
Shell C	46,916	542	1.07	817,500	1,614	607	915,950
Shell D	12,737	772	1.94	316,100	794	890	364,530
All Zones Combined	152,769	589	1.15	2,895,200	5,654	668	3,240,090

Resources are based on a minimum mining width of 1.0 m at a 200 gpt Ag cutoff grade without considering dilution or extraction rates. Silver equivalents are calculated as the ratio of a US$427 gold price and a US$7.00 silver price (1:61). Additional factors such as metal recoveries and net smelter returns will affect the silver equivalent calculation but are not yet known for the Porvenir Dos and Deep Santa Cruz zones.

In addition to the updated and N.I. 43-101 compliant mineral reserve and resource estimate, there is an historic reserve of 564,304 tonnes grading 265 gpt silver and 0.61 gpt gold (4.37 million oz silver) reported by Minera Tayahua S.A de C.V. (“MT”) for a different part of the El Porvenir property. However, this historic reserve is not compliant with N.I. 43-101, Endeavour has not verified the 92 underground channel samples on three levels in the old El Porvenir mine on which the MT estimate is based, and therefore the historic reserve estimate should not be relied upon.

Endeavour confirms this historic estimate is relevant to its plans for further exploration on the El Porvenir property and has plans to map, sample and drill this area in the 2nd Quarter of 2006.

Endeavour continues to employ four drill rigs on the Guanacevi Mine Project exploring the North Porvenir, Deep Santa Cruz and other mineralized zones. At Deep Santa Cruz, the underground drill has moved to the second crosscut and intersected mineralization outside of the previous area drilled by Penoles. At North Porvenir, the deepest holes to the north on sections 18 and 19 also continue to intersect mineralization more than 300 m deep. There is now a 400 meter vertical elevation difference between the highest drill hole and the lowest drill hole in the El Porvenir and North Porvenir mines. Mineralization throughout this vertical extent shows no sign of higher base metal contents, indicating the silver mineralization continues at depth.

Bradford Cooke, Chairman and C.E.O. stated, “Our talented exploration and mining team has succeeded once again in meeting the aggressive targets we set for them in 2005. Total silver reserves and resources now exceed 13 million oz at Guanacevi, good for a 6 year mine life assuming 100% conversion of resources to reserves. This updated mineral reserve and resource estimate is further evidence of the robust size and grade of silver mineralized zones in the Santa Cruz vein system.”

Godfrey Walton, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All samples are split by Endeavour personnel at the Guanacevi camp, assayed at the Guanacevi plant, and with blanks and duplicates are driven to Durango where they are delivered to BSI Inspectorate Lab in Durango. Pulps are air freighted to Reno, Nevada for analyses at BSI’s Reno laboratory. Samples are dried, crushed and split and a 30 gram sample is taken for analysis. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR: TSX, EDRGF: PNK, and FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should propel Endeavour into the ranks of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.